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                            September 1, 2022

       Feng Zhou
       Chief Executive Officer
       Youdao, Inc.
       No. 399, Wangshang Road
       Binjiang District, Hangzhou 310051
       People   s Republic of China

                                                        Re: Youdao, Inc.
                                                            Post-Effective
Amendment No. 5 to Form F-3
                                                            Filed August 26,
2022
                                                            File No. 333-252936

       Dear Dr. Zhou:

              We have reviewed your post-effective amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response, we may have additional comments.

       Post-Effective Amendment No. 5 to Form F-3 filed August 26, 2022

       Cover Page

   1. When discussing the Holding Foreign Companies Accountable Act, please update your disclosure throughout
your filing to discuss the fact that on August 26, 2022, the Public
                                                        Company Accounting
Oversight Board (PCAOB) signed a Statement of Protocol with the
                                                        China Securities
Regulatory Commission and the Ministry of Finance of the People's
                                                        Republic of China,
taking the first step toward opening access for the PCAOB to inspect and investigate
registered public accounting firms headquartered in mainland China and
                                                        Hong Kong.
 Feng Zhou
Youdao, Inc.
September 1, 2022
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-3264
with any other questions.



                                                          Sincerely,
FirstName LastNameFeng Zhou
                                                          Division of
Corporation Finance
Comapany NameYoudao, Inc.
                                                          Office of Trade &
Services
September 1, 2022 Page 2
cc:       Li He
FirstName LastName